Reed Smith LLP

599 Lexington Avenue
New York, NY 10022-7650

+1 212 521 5400

Fax +1 212 521 5450

reedsmith.com

June 28, 2013

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Homeowners of America Holding Corporation

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Submitted February 7, 2013

CIK No. 0001346922

Dear Mr. Riedler:

On behalf of our client, Homeowners of America Holding Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated February 25, 2013 (the “Staff’s Letter”) regarding the Company’s above-referenced Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), as submitted to the U.S. Securities and Exchange Commission (the “Commission”) on February 7, 2013. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the marked copy of the Amended Registration Statement that is being provided to you under separate cover. Terms used but not defined herein have the respective meanings assigned thereto in the Amended Registration Statement.

[remainder of page intentionally left blank]

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Mr. Jeffrey P. Riedler

June 28, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Loss Reserve Table, page 27

1.	Your loss reserve development table is presented net of reinsurance. Please revise your loss development table to present the information required by Industry Guide 6 on a gross basis.

Changes in response to the Staff’s Comment have been made to page 27 of the Amended Registration Statement.

Business, page 29

2.	We note your response to our prior comment 27 and associated changes to page 33 of your amended registration statement under the caption “Our Business.” You state that “because of selective pricing (i.e., selective discounting), we tend to attract newer homes, those built within the last 10 years.” Please revise your disclosure to clarify what you mean by “selective price discounting” and explain why such discounting specifically attracts policyholders with newer homes. ..

Changes in response to the Staff’s Comment have been made to page 33 of the Amended Registration Statement.

Financial Statements, page F-1

3.	Please provide updated audited financial statements as well as updated disclosures.

In response to the Staff’s Comment updated audited financial statements has been added, as well as updated disclosures throughout the Amended Registration Statement.

Mr. Jeffrey P. Riedler

June 28, 2013

Notes to Financial Statements

Note 9. Unpaid Losses and Loss Adjustment Exspenses, page F-39

4.	Please refer to your response in comment 55. Please expand your disclosure to provide the information in the table for the nine months ended September 30, 2011. Refer to ASC 944-50-2 and 50-3.

Changes in response to the Staff’s Comment have been made to page F-41 of the Amended Registration Statement, to include the comparative information for the quarter currently being reported on and the corresponding quarter last year (three months ended March 31, 2013 and March 31, 2012, respectively).

[remainder of page intentionally left blank]

Mr. Jeffrey P. Riedler

June 28, 2013

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0379.

Sincerely,

/s/ William N. Haddad
William N. Haddad
Reed Smith LLP